Exhibit 99.1

Bogotá D.C., August 30, 2019

AVIANCA HOLDINGS ANNOUNCES SHORT TERM FINANCING COMMITMENT FROM KINGSLAND HOLDINGS

Avianca Holdings S.A. (the “Company”) informs that an affiliate of Kingsland Holdings Limited, a common shareholder of the Company, has entered into a commitment to extend a short term secured loan of US$50 million to the Company, subject to customary closing conditions, including the negotiation and execution of definitive agreements, as well as receipt of all corporate approvals by the Company. The funds will further support the working capital position of the Company during the continued implementation of “Avianca’s 2021” plan and the reprofiling of its liabilities.

United Airlines Inc. and Kingsland Holdings Limited have reiterated their willingness to provide up to $250 million in financing to the Company, subject to the conditions previously disclosed.

For further information please contact:

Avianca Investor Relations

+ 571-5877700 ext. 2474, 1349

ir@avianca.com

ABOUT AVIANCA HOLDINGS S.A.

The terms “Avianca Holdings” or “the Company” refer to the consolidated entity. The original source-language text of this announcement is the official, authoritative version, Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect.

Avianca Holdings S.A. (NYSE: AVH) (BVC:PFAVH) comprises the airlines: Aerovías del Continente Americano S.A.—Avianca, Tampa Cargo S.A., incorporated in Colombia, Aerolíneas Galápagos S.A.—Aerogal, incorporated in Ecuador, and the TACA Group companies: TACA International Airlines S.A., incorporated in El Salvador, Líneas Aéreas Costarricenses S.A.—LACSA, incorporated in Costa Rica, Transamérican Airlines S.A.—TACA Perú, incorporated in Perú, Servicios Aéreos Nacionales S.A.—SANSA, incorporated in Costa Rica, Aerotaxis La Costeña S.A., incorporated in Nicaragua, and Isleña de Inversiones S.A. de C.V.—ISLEÑA, incorporated in Honduras.